Mail Stop 3561

September 14, 2006

Mr. Charles H. Turner
Executive Vice President, Finance
Pier 1 Imports, Inc.
100 Pier 1 Place
Forth Worth, TX 76102

> **Re**:   **Pier 1 Imports, Inc.**
> **Form 10-K for the Year ended February 25, 2006**
> **Filed May 1, 2006**
> **File Number 1-07832**

Dear Mr. Turner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief